UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of May 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

Combined Shareholders’ Meeting, May 16, 2012

Paris, May 16, 2012. The Combined Shareholders’ Meeting of Veolia Environnement took place at the Carrousel du Louvre in Paris, on Tuesday, May 16, 2012, under the chairmanship of Antoine Frérot, Chairman and Chief Executive Officer of the Company. All of the resolutions submitted to the Combined Shareholders’ Meeting were carried by wide majorities.

In particular, the Shareholders:

•	Elected the following Directors for four-year terms expiring on the occasion of the shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2015:
o	Mrs Nathalie Rachou;
o	Mrs Maryse Aulagnon ;
o	Mr Jacques Aschenbroich;
o	Groupama SA, represented by Mr. Georges Ralli.

•	Renewed Mr Serge Michel as Director for four-year terms expiring on the occasion of the shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2015.

•
Ratified the co-optation, as Director, the Caisse des dépôts et consignations, represented by Mr. Olivier Mareuse, to replace the resigning Mr. Augustin de Romanet de Beaune, for the remainder of his predecessor’s term of office, i.e., until the ordinary general meeting of shareholders convened to approve the financial statements for the fiscal year ended December 31, 2012.

•
Approved the option to receive payment of the 2011 dividend of 0.70 euro either in shares or in cash. Shareholders may opt(1) for the payment of the dividend in shares between May 22, 2012 and June 6, 2012 inclusive, by sending their request to their financial intermediary. The issue price of the new shares resulting from exercise of the option for the payment of the dividend in shares was set at 9.95 euros. For shares listed on the NYSE Euronext Paris regulated market, the ex-dividend date will be May 22, 2012 and the dividend will be made payable in cash or in shares as from June 18, 2012(2).

•	Approved the company financial statements and the consolidated financial statements for fiscal year 2011.

See www.finance.veolia.com for the results of voting on the resolutions and a full webcast of the Combined Shareholders’ Meeting.

-----------------------------------------
(1)
Important information for non-resident shareholders: Foreign legal restrictions may apply to the payment of the dividend in shares. These shareholders are required to take cognizance of applicable conditions under the laws and rules of their country of residence.

(2)
Practical arrangements for the option to receive payment of the dividend in shares or in cash will be communicated to shareholders of Veolia Environnement by their financial intermediaries. See www.finance.veolia.com for details of these arrangements.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011. www.veolia.com
* Excluding Veolia Transdev revenues currently under divestment

Analyst and institutional investor contact: Ronald Wasylec - Tel +33 1 71 75 12 23.

US Investors contact: Terri Anne Powers - Tel +1 312-552-2890.

For press releases see http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 21, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer